                                                                                                January 08, 2021

Mr. Jeffrey Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:       Staff comments to annual shareholder report filed on behalf of the Wells Fargo Utilities and High Income Fund (the “Fund”) for period ended August 31, 2019 (“2019 Report”)

  Dear Mr. Long:

We have summarized your oral comments to the Fund’s 2019 Report that you relayed to us in our via telephone. Please note the following responses to your comments below. For your convenience, we have restated your oral comments below, followed by our written responses. Capitalized terms not defined below are intended to refer to the defined terms used in the filing referenced above.

1.         Comment:       With respect to the Notes to the Financial Statements included in the Fund’s 2019 Report, you asked that going forward the Note relating to Transactions with Affiliates be amended to include any gains or losses resulting from trades made under Rule 17a-7 of the Investment Company Act of 1940.

Response:        We will include such disclosure in future reports.

2.         Comment:         With respect to the Fund’s return of capital as noted in the 2019 Report, you asked that we confirm that the Fund complied with all requirements under Section 19a of the Investment Company Act of 1940.

Response:        We can confirm that the Fund has complied with all requirements under Section 19a.

Please feel free to call me at (617) 571-3275 if you have any questions or comments with respect to this matter.

Sincerely,

/s/ Maureen Towle

Maureen Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC